January 27, 2012

VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Ms. Stephanie L. Hunsaker

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	People’s United Financial, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 1, 2011

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Filed November 9, 2011

File No. 001-33326

Dear Ms. Hunsaker:

This letter is submitted on behalf of People’s United Financial, Inc. (the “Company”) in response to the letter dated January 13, 2012 from the Staff of the Securities and Exchange Commission (the “Commission” or “SEC”) transmitting their comments with respect to the above-referenced filings. The Staff’s specific comments are set forth verbatim below, followed by the Company’s response.

We also note for the Staff that the Company currently anticipates filing its 2011 Annual Report on Form 10-K (“2011 Form 10-K”) on or about February 29, 2012. Meetings of both the Company’s Disclosure Committee and Audit Committee will be held during the week of February 13, 2012. As such, we would greatly appreciate any remaining comments on our 2011 SEC filings prior to such time so that we may reflect such comments in our 2011 Form 10-K.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Notes to Consolidated Financial Statements

Note 4 – Loans, page 14

1.	We note your disclosure on page 18 that loan modifications classified as TDRs during the three and nine months ended September 30, 2011 principally involved payment deferrals and/or extensions of terms and that on occasion, a temporary rate reduction may have been provided. Please revise future filings to provide quantitative information regarding how the financing receivables were modified (i.e., by type of concession granted.) Refer to ASC 310-10-50-33a.

We have noted the Staff’s comment and will revise future filings (beginning with the 2011 Form 10-K) in order to provide quantitative information regarding how financing receivables were modified (i.e. by type of concession granted). We expect that such disclosure will be in the form of footnotes to the table as presented on page 18 within Note 4 of the Company’s September 30, 2011 Form 10-Q and will highlight, by class of loan, the type of concession made, including the number of contracts subject to each type of concession and the related recorded investment in such loans. An example of the proposed language, for a single class of loan, is provided below to facilitate your review.

(1) Commercial real estate modifications classified as TDRs involved the following concessions: payment deferral (X contracts; recorded investment of $X); extension of term (X contracts; recorded investment of $X); temporary rate reduction (X contracts; recorded investment of $X); or a combination of such concessions (X contracts; recorded investment of $X).

2.	As a related matter, to the extent that you have a material amount of modifications involving interest rate reductions, please consider revising the table on page 18 to also disclose the pre- and post-modification interest rates to provide further quantitative information about the financial effects of the modifications.

For the three and nine months ended September 30, 2011 the amount of our loan modifications classified as TDRs and involving interest rate reductions was not material. We have noted the Staff’s comment and will, to the extent material in future periods, revise the referenced table included in future filings (beginning with the 2011 Form 10-K) in order to disclose the pre- and post-modification interest rates to provide further quantitative information about the financial effects of such modifications.

Note 13 – New Accounting Standards, page 51

Troubled Debt Restructurings, page 52

3.	We note your disclosure that your existing policies and procedures have been, and remain, consistent with the new TDR guidance and as a result, the adoption of this guidance did not result in the identification of additional TDRs during the nine months ended September 30, 2011. We also note from a prior response dated July 22, 2010 that you do not classify certain commercial loan modifications as TDRs if the modification results in an increase in the borrower’s effective interest rate compared to the rate under the original loan terms. Please address the following:

.	Tell us and revise your future filings to disclose whether you performed any modifications during the period that were not classified as TDRs and cite the reasons for not classifying such modifications as TDRs.

For the nine months ended September 30, 2011, we performed 16 modifications that were not classified as TDRs. In each case, we concluded, based on the guidance contained in ASC 310-40-15, that the modification did not result in the granting of a concession. More specifically, our conclusions were based on one or more of the following considerations:

(i)	the receipt of additional collateral and/or guarantees (ASC 310-40-15-14);

(ii)	the borrower having access to funds at a market rate for debt with similar risk characteristics as the restructured debt (ASC 310-40-15-15); and

(iii)	the restructuring resulting in a delay in payment that is insignificant in relation to the other terms of the obligation (ASC 310-40-15-17).

We have noted the Staff’s comment and will revise future filings (beginning with the 2011 Form 10-K) in order to disclose whether we performed any modifications during the period that were not classified as TDRs, including the reasons for not classifying such modifications as TDRs. We expect that such disclosure will be provided within the Asset Quality section of Management’s Discussion and Analysis. An example of the proposed language is provided below to facilitate your review.

For the year ended December 31, 2011, we performed XX modifications that were not classified as TDRs. In each case, we concluded that the modification did not result in the granting of a concession based on one or more of the following considerations: (i) the receipt of additional collateral (the nature and amount of which was deemed to serve as adequate compensation for other terms of the restructuring) and/or guarantees; (ii) the borrower having access to funds at a market rate for debt with similar risk characteristics as the restructured debt; and (iii) the restructuring resulting in a delay in payment that is insignificant in relation to the other terms of the obligation.

.	For those modifications that you did not classify as a TDR because the modification resulted in an increase in the borrower’s effective interest rate, please tell us how you determined that the modified rate represented a current market rate. Refer to ASC 310-40-15-16.

For the three and nine months ended September 30, 2011, we did not have any loan modifications that were not classified as TDRs based on the modification resulting in an increase in the borrower’s effective interest rate compared to the rate under the original loan terms.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality, page 86

Portfolio Risk Elements – Home Equity Lending, page 88

4.	We note your response to comment two of our letter dated November 3, 2011 and the disclosure provided on pages 88-89 regarding your home equity portfolio. In particular, we note your disclosure that lien position data is currently only tracked for new originations since January 2011 or when a loan reaches 75 days past due. We continue to believe that disclosure of the percentage of your home equity portfolio for which lien position data is not readily available will provide meaningful information to investors to aid them in assessing the increased risks associated with this portfolio. Accordingly, please revise your future filings to provide this disclosure as previously requested.

We have noted the Staff’s comment and will revise future filings (beginning with the 2011 Form 10-K) in order to disclose the percentage of our home equity portfolio for which first lien position data is not readily available. We expect that such disclosure will be provided within the Asset Quality section (Portfolio Risk Elements – Home Equity Lending) of Management’s Discussion and Analysis. An example of the proposed language is provided below to facilitate your review.

As of December 31, 2011, full and complete first lien position data is not readily available for approximately XX% of our home equity portfolio.

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The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosures made in its filings, (b) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We believe that these responses address your comments. We look forward to your prompt review of this submission.

If you have any questions, please contact me at (203) 338-5055, or the Company’s General Counsel, Robert E. Trautmann, at (203) 338-4584.

Sincerely,

/s/ Kirk W. Walters

Kirk W. Walters

Senior Executive Vice President and Chief Financial Officer

People’s United Financial, Inc.

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